Exhibit 99.1

Funtalk China Holdings Limited Reports Fiscal 2010 Third Quarter Financial Results

-- 3Q FY2010 Revenues Increased 4.3% to $160.9 Million Year-over-year–
-- 3Q FY2010 Retail Revenue Increased 86.1% to $92.4 Million Year-over-year–
--3Q FY2010 Consolidated Gross Margin Increased 310 Basis Points to18.0% Year-over-year -
-- 3Q FY2010 Net Income Decreased 3.3% to $9.4 Million Year-over-year–

BEIJING, March 2 /PRNewswire-Asia-FirstCall/ --  Funtalk China Holdings Limited (the “Company”) (Nasdaq: FTLK), a leading China-based retailer and distributor of wireless communications devices, accessories and content, today announced its unaudited financial results for the third fiscal quarter 2010 ended December 31, 2009 (3Q FY2010).

“We showed solid progress in our business in our third fiscal quarter 2010 and are pleased with our overall performance,” commented Mr. Fei Dongping, Chief Executive Officer of the Company.  “Our momentum was driven by our retail business, which generated strong organic growth and recurring revenue.  The decline in revenue in our distribution business was fully expected as we distributed approximately 880,000 units of Samsung model B108, a low-end priced handset, in our third fiscal quarter 2009 due to weaker market conditions at the time, which did not recur in our third fiscal quarter 2010.  We have a very strong opportunity to further expand our position as China’s leading mobile phone retailer and are capitalizing on the opportunity to further consolidate our position in the fragmented mobile phone product and services market.”

Third Quarter Financial Results

The Company reported consolidated revenue of $160.9 million for 3Q FY2010, representing a 4.3% increase from 3Q FY2009.  The Company currently generates revenues from two business segments, retail and distribution of mobile phones and related accessories.

Retail revenue for 3Q FY2010 was $92.4 million, representing an 86.1% increase from 3Q FY2009. The strong growth year-over-year in the retail segment was primarily due to the inclusion of sales volume from seven retail companies covering 446 locations in 3Q FY2010, compared to sales volume of six retail companies covering 193 locations in 3Q FY2009. Organic growth (excluding the business acquisition in 3Q FY2010) of the Company’s retail segment accounted for an increase of revenue of 64.6% to $81.8 million in 3Q FY2010 from $49.7 million in 3Q FY2009.  The Company’s acquisition of Shanghai Xieheng Telecommunications Equipment Co., Ltd. in 3Q FY2010 contributed approximately $10.6 million in revenue to the Company’s retail segment.

Distribution revenue for 3Q FY2010 was $68.5 million, representing a 34.6% decrease from 3Q FY2009. The decreased distribution revenue year-over-year was primarily due to a 57.5% decrease in the total volume of mobile phones sold, offset by a 33.9% increase in average selling prices of mobile phones. The decrease in wireless devices sold through distribution was caused by a decreased market demand for lower priced handsets.  The increase in average selling prices were primarily due to a higher mix of mid-end priced handsets sold and better availability for these devices compared to the same period in FY2009.

Gross profit for 3Q FY2010 increased 26.3% to $28.9 million, or 18.0% of total revenue, compared to $22.9 million, or 14.9% of total revenue, in 3Q FY2009.  Gross margins for the distribution segment and retail segment were 18.6% and 17.5%, respectively, for 3Q FY2010, compared to 15.6% and 13.3%, respectively, for 3Q FY2009.  The increase in gross margin was primarily due to the receipt of higher pre-tax vendors rebates in the retail segment during the quarter.

Selling and distribution expenses were $7.4 million for 3Q FY2010 compared to $0.5 million in 3Q FY2009. The significant increase was primarily due to the increase in rental expenses resulting from the retail acquisition in 3Q FY2010, the expansion of the Company’s direct sales force for retail segment and greater amount of pre-tax vendors rebates offset against selling and distribution expenses in 3Q FY2009. General and administrative expenses were $5.2 million for 3Q FY2010, representing a 7.8% increase from $4.8 million in 3Q FY2009. The increase was primarily due to the increased headcount and an increase in bank service charges associated with the expansion of the Company’s operations.

Income from operations decreased by 9.7% to $16.3 million in 3Q FY2010 from $18.0 million in 3Q FY2009. Operating income margin, calculated based on income from operations as a percentage of net revenues, decreased to 10.1% in 3Q FY2010 from 11.7% in 3Q FY2009.

Interest expense was $2.5 million for 3Q FY2010, representing a 100.0% increase from the corresponding period of FY2009. The increase was primarily due to the Company’s higher average amount of notes payable and borrowings outstanding during the period. The Company had average outstanding borrowings of $122.2 million, bearing an average interest rate of 5.46%, in 3Q FY2010, as compared to average outstanding borrowings of $76.2 million, bearing an average interest rate of 7.15%, in 3Q FY2009.

Income tax expense was $4.6 million for 3Q FY2010, compared to $7.7 million for 3Q FY2009. The effective tax rate was 30.8% for 3Q FY2010 compared to 45.3% for 3Q FY2009.

Net income attributable to non-controlling interests of the Company’s partially owned consolidated subsidiaries was $0.9 million for 3Q FY2010, representing a significant increase from the corresponding period of FY2009. The increase in non-controlling interest’s share in net income in 3Q FY2010 was due to the fact that the retail companies with non-controlling interest holders incurred net losses in 3Q FY2009.

Net income attributable to the Company was $9.4 million, or 5.9% of total revenue for 3Q FY2010, representing a 3.3% decrease from $9.7 million, or 6.3% of total revenue for 3Q FY2009. 3Q 2010 diluted EPS was $0.19 based on a diluted share count of 50.3 million shares compared to 3Q FY2009 diluted EPS of $0.22 based on a diluted share count of 45.0 million shares.

As of December 31, 2009, the Company’s cash balance (including pledged deposits) was $41.9 million.  As of December 31, 2009, the Company’s accounts receivable was $58.0 million, representing a decrease of 33.9% from the balance as of September 30, 2009. The accounts receivable turnover days for 3Q FY2010 were 42.7 days compared to 56.1 days in 3Q FY2009.

2010 Third Quarter Business Development Initiatives

On December 22, 2009, the Company completed a public offering of 3,100,000 ordinary shares and received proceeds before expenses of approximately $20.6 million. On December 17, 2009, the Company listed its ordinary shares on the Nasdaq Global Market under the symbol “FTLK.”

On February 8, 2010, the Company announced that it recently signed a cooperation agreement with China United Network Communications Group Co., Ltd ("China Unicom"), one of three national wireless operators in China.

Under the terms of this agreement, the Company will help China Unicom to develop its 3G customer base and sell China Unicom's mobile products and services, including the Company's WCDMA and GSM phone products and services, to customers in select retail stores.  The Company will allocate a certain percentage of retail space to China Unicom's mobile phone and netbook product offerings in 143 of the Company's retail store locations and utilize its sales staff to develop 3G subscribers on China Unicom's behalf.  China Unicom will pay commissions to the Company based on the number of subscribers that convert to 3G services as well as from the average revenue generated from each user.

Outlook for Fourth Quarter of FY2010

The Company expects its revenue for 4Q FY2010 to be in the range of $200 million to$240 million and its net income attributable to the Company to exceed $10 million. The Company anticipates an even revenue split between its retail and distribution business segments in 4Q FY2010 and projects gross margin to be in the range of 12% to 13% and operating income margin to be in the range of 5% to 6%. Such projections are based on the Company's current views on its operating market conditions and are subject to change.

“We are encouraged with our growth prospects and look forward to strong performance in our fourth fiscal quarter 2010, a stronger seasonal sales trend and the availability of new mid- to high-end priced handsets.  With the adoption of the 3G standard in China and increased competition among the major national wireless carriers, we expect our nationwide cooperation agreement with China Unicom to be mutually beneficial and start to generate revenue for the Company in the fiscal year 2011, which starts in April 2010.  We will continue to explore opportunities to further expand our presence in the China market and remain focused on providing our growing base of customers with a wide range of mobile phone brands, products, services and content.  We look forward to updating you on our developments as we move forward,” concluded Mr. Fei.

Interim Financial Information

The unaudited condensed consolidated statements of income and balance sheets accompanying this press release have been prepared by management using U.S. GAAP.  This interim financial information is not intended to fully comply with U.S. GAAP because they do not present all of the disclosures required by U.S. GAAP.  The March 31, 2009 balance sheet was derived from audited consolidated financial statements of Pypo Digital Company Limited.

Conference Call

Management will host a conference call at 9:00 am ET on Tuesday, March 2nd. Listeners may access the call by dialing #1-201-689-8470. To listen to the live webcast of the event, please go to http://www.viavid.net .. Listeners may access the call replay, which will be available through March 16th, by dialing #1-201-612-7415. The account number is 3055 and the conference ID number is 345752.

About Funtalk China Holdings Limited

The Company is a retailer and distributor of wireless communications devices, accessories and content in 30 provinces in China. The Company has branch offices and regional distribution centers, operates a chain of mobile phone retail stores, and has an internet retailing platform.

Safe Harbor and Informational Statement

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the parties as a result of a number of factors, some of which may be beyond the Company's control. These factors include the risk factors detailed in the Company's filings with the Securities and Exchange Commission. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by the Company or other parties. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

(Financial Statements on Following Pages)

FUNTALK CHINA HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended		Nine Months Ended
	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008

Net revenues	$160,873	$154,243	$566,324	$373,868
Cost of revenues	-131,951	-131,335	-485,025	-319,840

Gross profit	28,922	22,908	81,299	54,028

Operating expenses:
Other operating income	—	457	1,153	480
Selling and distribution expenses	-7,420	-495	-28,537	-13,912
General and administrative expenses	-5,215	-4,837	-14,061	-10,529
Impairment loss on goodwill	—	—	—	-71

Total operating expenses	-12,635	-4,875	-41,445	-24,032

Income from operations	16,287	18,033	39,854	29,996

Others, net	745	52	-1,259	141
Interest income	486	268	618	516
Interest expense	-2,528	-1,264	-6,647	-3,991

Income before income tax, equity in (loss) income of affiliated companies and non-controlling interests
	14,990	17,089	32,566	26,662
Income tax expense	-4,614	-7,734	-10,358	-9,158
Equity in (loss) income of affiliated companies	-11	38	-11	121

Net income	10,365	9,393	22,197	17,625
Net (income) loss attributable to non-controlling interests	-946	352	-4,102	-64

Net income attributable to the Company	$9,419	$9,745	$18,095	$17,561

Basic net income per share	$0.201	$0.217	$0.386	$0.390

Diluted net income per share	$0.187	$0.217	$0.370	$0.390

Number of shares used in computing basic net income	46,959,171	45,000,000	46,859,232	45,000,000

Number of shares used in computing diluted net income	50,383,535	45,000,000	48,850,469	45,000,000

FUNTALK CHINA HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

	As of Dec. 31, 2009	As of Mar. 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	$31,057	$33,468
Restricted bank deposits	10,859	11,504
Accounts receivable (less allowance for doubtful accounts of $632 for December 31, 2009 and $735 for March 31, 2009	57,963	72,802
Inventories	96,177	54,701
Notes receivable	1,637	2,982
Value added tax receivable	5,178	2,857
Amounts due from related parties	366	42,308
Amount due from an affiliated company	—	27,946
Receivable from a vendor	16,629	21,355
Other receivable	41,302	44,180
Prepayment and other assets	22,871	8,314
Deferred tax assets	2, 517	4,866

Total current assets	286,556	327,283

Non-current assets:
Investments in affiliated companies	347	1,479
Property and equipment, net	18,470	15,694
Intangible assets	21,077	19,188
Goodwill	70,029	1,977
Other assets	1,897	320

Total non-current assets	111,820	38,658

TOTAL ASSETS	$398,376	$365,941

FUNTALK CHINA HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

	As of Dec. 31, 2009	As of Mar. 31, 2009
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$81,053	$28,290
Notes payable	23,976	23,513
Provision for rebates and price protections	6,621	9,048
Advance payments from customers	3,090	4,827
Other payables and accruals	17,440	20,611
Income taxes payable	5,981	8,086
Amounts due to related parties	—	20,300
Amounts due to an affiliated company	827	790
Short term borrowings	88,887	79,457

Total current liabilities	227,875	194,922

Non current liabilities
Deferred tax liabilities	4,116	2,005

Total liabilities	231,991	196,927

Total shareholders’ equity	156,695	154,561

Non-controlling interests	9,690	14,453

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$398,376	$365,941

For more information, please contact:

     Francis Kwok Cheong Wan
     Senior Vice President
     Phone: +86-10-5852-8027
     Email: franciswan@funtalk.cn

     Bill Zima
     ICR Inc. (US)
     Phone: +1-203-682-8200
     Email: bill.zima@icrinc.com

SOURCE  Funtalk China Holdings Limited